Exhibit 4.18

SERVICE AGREEMENT

between

GPC Biotech AG

Fraunhoferstrasse. 20

82152 Martinsried Planegg

(hereinafter “Company”)

and

Dr. Mirko Scherer

Fraunhoferstrasse. 20

82152 Martinsried

(hereinafter “Member of the Management Board”)

§ 1

Responsibilities

1.	Through the resolution adopted by the Supervisory Board on February 5, 2007, the Member of the Management Board was appointed as member of the Management Board of the Company in the position of Chief Financial Officer for an additional period of 48 months, effective March 1, 2007.

2.	In conjunction with the other appointed members of the Management Board, the Member of the Management Board shall conduct the affairs of the Company with the due care and diligence of a prudent and conscientious business manager in accordance with applicable law, the Articles of Incorporation, the Rules of Internal Procedure for the Management Board as issued by the Supervisory Board, a plan for the allocation of duties, and this Agreement. In particular, the Member of the Management Board shall comply with the instructions of the Supervisory Board.

3.	The Member of the Management Board shall always act exclusively for the good of the Company and of any enterprises which may be affiliated with it in the future and shall, to be best of his ability, support and promote its interests and objectives, in particular the enhancement of the Company’s shareholder value.

4.	Upon request of the Supervisory Board, the Member of the Management Board is obligated to assume supervisory board mandates or a seat in similar supervisory bodies in other companies that are affiliated with the Company as well as managerial functions at subsidiaries or enterprises affiliated with the Company. He shall immediately resign from such positions upon request by the Supervisory Board, but no later than upon the termination of his appointment as Member of the Management Board.

§ 2

Term of Contract

1.	This Agreement commences on March 1, 2007. It is entered into for a fixed term until March 1, 2011. The right to termination for cause (§ 13) remains unaffected. This Agreement replaces the existing Service Agreement, which is hereby terminated in its entirety.

2.	No later than six months prior to the expiration of this Agreement, the chairman of the Supervisory Board shall inform the Member of the Management Board whether the Supervisory Board intends to reappoint the Member of the Management Board as Member of the Management Board and whether it is prepared to extend this Service Agreement with him in keeping with the term of the reappointment or to enter into a new service contract subject to different terms and conditions. Thereafter, the Member of the Management shall declare within 2 months if he is willing to accept the terms for continuation or renewal of the Service Agreement.

3.	If the Supervisory Board resolves not to appoint the Member of the Management Board to a new term in office with comparable terms and conditions, then the Member of the Management Board is entitled to receive a settlement in the amount of the last annual salary. This amount shall be paid out on March 1, 2012.

§ 3

Remuneration

1.	The Member of the Management Board shall receive for his activity a gross annual salary in the amount of

Euro 311,730

payable in 12 equal monthly installments to an account to be identified by the Member of the Management Board, as well as the statutory employer contributions to the health insurance (Kranken- und Pflegeversicherung). The annual salary shall be reviewed annually in the third quarter. Die financial development of the Company, the personal performance of the Member of the Management Board and the costs of living shall be taken into consideration.

2.	The annual payment of a bonus is further provided as compensation for the Management Board Member. Payments of regular, ex gratia, profit-sharing, or other bonuses and other benefits shall be made at the recommendation of the chief executive officer (CEO) and are at the absolute discretion of the Supervisory Board. Such benefits may serve as the basis for no legal claim, even if the payment was made repeatedly without an express proviso as to its nonobligatory nature. A contrary provision applies only if the payment is governed by a works agreement or a collective bargaining agreement. If the Management Board Member resigns over the course of the calendar year, he is entitled to a pro rata share.

3.	At the earliest possible time following the signing of this Agreement, the Member of the Management Board shall receive as part of his remuneration a one-time amount of 83,000 convertible bonds with a conversion price corresponding to the average of the prices of the GPC Biotech stock in the XETRA closing auction on the five days prior to the issue date of the stock options to the Member of the Management Board. This presupposes that the new “conditional capital” necessary therefor has been created by the GPC Biotech 2007 General Meeting of Shareholders. If the General Meeting of Shareholders 2007 does not authorize new convertible bonds, the Member of the Management Board shall receive 50,000 stock options instead. This presupposes that the new “conditional capital” necessary therefor has been created by the GPC Biotech 2007 General Meeting of Shareholders. Said convertible bonds (or Options) shall vest in 4 annual tranches of 20,750 convertible bonds (or 12,500 options) each. If the Supervisory Board resolves not to appoint the Management Board Member to a new term in office under comparable terms and conditions, all 83,000 of the convertible bonds (or 50,000 of these options) shall vest on an accelerated basis as of February 28, 2011. The structure of the convertible bonds (or options) shall be based on the applicable terms and conditions for such convertible bonds (or options). The Supervisory Board reserves the right to issue further options to the Management Board Member during the term of the Service Agreement as additional performance-based compensation. Further options and/or convertible bonds shall be issued at the recommendation of the chief executive officer (CEO) and are at the sole discretion of the Supervisory Board.

4.	The entirety of the Management Board Member’s claim arising from his activity shall be deemed settled by the remuneration pursuant to the preceding paragraphs.

§ 4

Other Benefits

1.	The Company shall insure the Member of the Management Board against accidental death in an amount of EUR 2 million and against disability in an amount of EUR 3 million.

2.	The Company is obligated to reimburse the Member of the Management Board - where applicable, in accordance with the Internal Guidelines of the Company - for necessary and reasonable expenses, including travel and entertainment costs. The expenses shall in each case be documented in accordance with tax law, unless flat-rate amounts permitted under tax law are settled.

The Management Board Member can be insured by the Company for the benefit of the Company under a term life policy. The General Meeting of Shareholders shall decide on the amount of indemnity with due consideration of the circumstances. The premiums shall be paid by the Company. The Management Board Member is obligated to undergo any required medical examination.

4.	The Company agrees to maintain an acceptable D&O insurance policy during the contract term. As of February 1, 2007, the insurance coverage is $ 40 million plus Side A coverage in an amount of $ 10 million.

§ 5

Vacation

1.	The Member of the Management Board is entitled to an annual vacation of 30 working days (6 weeks).

2.	The schedule shall be decided in coordination with the Company, taking into account the business interests of the Company.

3.	If the Member of the Management Board is unable to use some or all of his vacation time by year’s end, owing to business or personal reasons, he remains entitled to said vacation time until June 30 of the subsequent year. If some or part of the vacation time cannot be used by that date owing to business reasons, the vacation claim lapses. There is no entitlement to compensation for unused vacation time.

4.	If some or all of the vacation time cannot be granted owing to termination of the employment relationship, a corresponding settlement shall be paid to the Member of the Management Board.

§ 6

Remuneration During Illness

1.	In the event of illness, monthly remuneration in the full amount pursuant to § 3, Paragraphs 1 and 2 shall continue to be paid for a period of 6 months. The continued payment of emoluments shall not extend beyond the termination of this Service Agreement.

2.	Any payments made by third parties, such as those resulting from liability claims or health insurance coverage, shall be credited to payments paid by the Company insofar as the total of such payments and the payments by the Company exceeds the net emoluments that the Member of the Management Board would receive pursuant to § 3 if he were not unable to work.

3.	If the Management Board Member dies during the term of this Service Agreement, the fixed salary pursuant to § 3, Paragraph 1 shall continue to be paid to his wife or other dependents for the six months following the month of death. If the wife is already deceased at that time, the entitlement passes to the dependent children of the Management Board Member.

4.	If the Management Board Member dies during the term of this Service Agreement, the stock options that would vest over the twelve months following the month of death shall become nonforfeitable and shall pass to the wife or other dependents. If the wife is already deceased at that time, the entitlement passes to the dependent children of the Management Board Member.

§ 7

Duties and Secondary Activity

1.	The Member of the Management Board shall devote his entire working capacity and all of his knowledge, experience, and know-how to the service of the Company. The Member of the Management Board is free to set his own working hours, which shall be in keeping with his responsibilities and come to at least 40 hours per week.

2.	Any other gainful employment requires prior written approval by the Supervisory Board. The Management Board Member agrees to provide prior written notice to the Company of any secondary activity that does or may require approval.

3.	The Company may deny or, at any time, revoke its approval of a reported secondary activity only if the respective secondary activity, on its own or in conjunction with other secondary activities, raises the prospect of an impairment of the Management Board Member’s activity for the Company or for enterprises affiliated with it in the future, or of other interests of the Company or of enterprises affiliated with it in the future.

4.	The assumption of offices in supervisory bodies of other enterprises or of honorary positions in organizations requires prior written approval by the Company.

§ 8

Business and Trade Secrets

The Member of the Management Board is obligated to maintain full confidentiality toward third parties with regard to all business and trade secrets, and to do so beyond the end of the contractual relationship. Any transfer of confidential information to unauthorized third parties requires prior written approval by the Supervisory Board.

§ 9

Rights From Inventions and

Suggestions for Technical Improvements

1.	The Member of the Management Board is obligated to provide prompt written notice to the Company of any invention made by him during the working relationship that has arisen from his activity for the Company or that is substantially based on the experience or work of the Company (§ 4 ArbNErfG (Employee Invention Act)).

2.	The Company is entitled within a period of 4 (four) months following the notice to lay claim to the invention through a written statement provided to the Member of the Management Board. The invention and all rights thereto both domestically and abroad pass to the Company upon receipt of the statement.

3.	If the Company does not lay claim to the invention within 4 (four) months, the Member of the Management Board is entitled to freely dispose over it.

4.	A Member of the Management Board who has made a free invention (§ 4 ArbNErfG) during the working relationship must promptly inform the Company thereof in writing. Before the Member of the Management Board exploits a free invention elsewhere during the term of the employment relationship, he must first offer the Company a nonexclusive right to use the invention under reasonable terms and conditions if the invention falls within the existing or agreed working field of the Company’s operations at the time of the offer.

The Company’s privilege expires if the Company fails to accept the free invention within 3 (three) months.

5.	The Company holds exclusive rights to inventions or technical improvements which the Member of the Management Board has made or devised during his activity for the Company or in connection with his activity for the Company or on the basis of work for the Company. The Member of the Management Board assigns all such rights to the Company, and the Company hereby accepts said assignment.

6.	The provisions of the Employee Invention Act, and in particular the provisions concerning remuneration pursuant to §§ 9 ff. ArbNErfG, are otherwise inapplicable.

§ 10

Restraint of Competition

The Member of the Management Board is prohibited for the duration of this Agreement from working for his own account or that of another, and on an employee- or independent contractor basis, for an enterprise that is similar to the Company or that is or could become a competitor of it. Likewise, for the duration of this Agreement the Member of the Management Board is not permitted to found or acquire such an enterprise, to acquire a direct or indirect interest therein, or to provide support for such an enterprise. Ownership of shares in a listed company that amounts to less than 5% of all shares and does not entitle him to exercise influence over the bodies of the respective company shall not be deemed an interest within the meaning of the preceding provision.

§ 11

Contractual Penalty

1.	For each instance of contravention of the restraint of competition within the meaning of §10 or of the confidentiality obligation pursuant to § 8, the Member of the Management Board shall pay a contractual penalty in an amount corresponding to the average monthly remuneration received over the 12 months preceding his departure pursuant to § 3, Paragraph 1 of this Agreement.

2.	In the event of an ongoing breach, the contractual penalty pursuant to Paragraph 1 [of this Section 11] is imposed anew for each started month.

3.	Other claims by the Company arising from contravention of the restraint of competition or of the confidentiality obligation are unaffected by the preceding provisions.

§ 12

Change of Control

1.	A “Change of Control” occurred if

(a)	the Company is notified by a third party that such party has acquired 50% or more of the voting rights in the Company pursuant to Sec. 21 (1) 1 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG);

(b)	a third party (alone or together with voting rights attributed to it pursuant to Sec. 22 WpHG) acquires voting rights in the Company in an amount that would have represented more than 50% of the present registered share capital at the last annual general meeting of the Company;

(c)	an enterprise agreement (Unternehmensvertrag) pursuant to Sec. 291 et seq. German Stock Corporation Act (Aktiengesetz, AktG) is concluded with the Company as the controlled enterprise (abhängiges Unternehmen);

(d)	the Company is integrated pursuant to Sec. 319 AktG (merged into another company where the other company is the surviving entity);

(e)	the Company is converted into a different legal form (except for the conversion into a Societas Europaea with a two-tier board system) pursuant to Sec. 190 et seq. German Reorganisation Act (Umwandlungsgesetz, UmwG);

(f)	the Company is merged with another legal entity pursuant to Sec. 2 et seq. UmwG, if the Company is a transferring entity (übertragender Rechtsträger); or

(g)	due to other measures pursuant to the UmwG, if shareholders of the Company end up holding less than 50% of the voting rights in the Company after the execution of such measure.

2.	In the event of a “Change of Control, all stock options, convertible bonds and all other equity-linked compensation subject to vesting that were granted to the Member of the Management Board prior to the Change of Control will fully vest and become interminable (accelerated vesting). In addition, for a period of 5 years following a Change of Control or until the end of their terms, the Company will not use its right to terminate contained in the terms and conditions of the aforementioned stock options, convertible bond or phantom stock or any other rights. In the case of lit. (a) and lit. (b) the triggering of a notification obligation or, if no notification obligation is triggered, the acquisition of such voting rights and in case of lit. (c) to lit (g) the respective measure becoming legally effective).

All other obligations of the Company vis-à-vis the Member of the Management Board arising from this Agreement are not affected by such a take-over. The other conditions of stock options, convertible bonds or phantom stock or any other equity-linked compensation remain unchanged.

3.	If (x) this Service Agreement terminates as a result of the Change of Control, (y) the Company should terminate this Service Agreement within 24 months after the Change of Control or (z) within the same time period, the Member of the Management Board terminates the Service Agreement as a result of one of the following reasons:

(i)	reduction of Executive’s base salary and/or bonus target;

(ii)	loss of the position of Member of the Management Board or assignment of inappropriate responsibilities (Material Diminuition); or

(iii)	reassignment of the Member of the Management Board’s primary place of employment to a location more than 50 kilometers distant from Member of the Management Board’s primary place of employment at the time of the Change of Control (currently Fraunhoferstr. 20, 82152 Martinsried/Planegg);

then, the Member of the Management Board will be paid within thirty (30) days of the last day of employment a one-time payment. This payment shall equal 300% (three hundred percent) of the sum of

(x)	the annual salary at the time of the Change of Control or at a later time, in case the annual salary was increased; and

(y)	the average of the annual bonus payments received in the last two years until the Change of Control. If the Member of the Management Board has not received two annual bonus payments, the last bonus payment shall be used as the basis for the calculation.

The payment the Member of the Management Board is entitled to receive in accordance with this § 12 shall not be paid (i) if the Company and the Member of the Management Board have agreed upon a higher severance payment and (ii) if the compensation the Member of the Management Board is entitled to receive in accordance with § 3 are higher. It is acknowledged for clarification purposes that the provisions shall not apply cumulatively.

§ 13

Termination, Dissolution of Contract

1.	The termination of this Agreement for cause remains unaffected for both parties; the following in particular are considered cause for termination by the Company:

a)	Violation of the substantive provisions of this Agreement or of the restrictions imposed on him in the internal relationship by provisions of law, the Articles of Incorporation, the Management Board Rules of Internal Procedure, or instructions issued by the Supervisory Board;

b)	Fault upon conclusion of contract, in particular deception concerning another service or employment relationship that simultaneously entails obligations, especially in the case of conflict of interest;

c)	Persistent and willful breach of the responsibilities and duties assigned to the Management Board Member;

d)	Breaches of the duty of loyalty toward the Company, toward any enterprises affiliated with it in the future, toward its bodies or employees, or toward business partners of the Company or of any enterprises affiliated with it in the future, in particular through violation of the ban on secondary activity (§ 7), the secrecy requirement (§ 8), and/or the restraint of competition (§ 10);

e)	Other breaches of duty through willful nonobservance of qualified instructions or the deliberate provision of incomplete information to a body of the Company or to a competent committee;

f)	Uncontested or proven criminal acts by the Management Board Member, especially crimes against property;

g)	Defamation of members of bodies or of executive employees, in particular through calumny or slander;

2.	Notice of termination shall be provided by registered letter.

3.	In each case of termination, the Company may, at its own discretion, and independently of the effectiveness of the termination and with reservation of its other rights, release the Management Board Member from his activity for the Company or entrust him with other responsibilities that may be regarded as appropriate with respect to the professional qualifications of the Management Board Member.

§ 14

Surrender of Documents

1.	Upon the termination of this Agreement—or, in the case of earlier release, at the time of release—the Management Board Member is obligated to return to the Company, promptly and unsolicited, all documents, drawings, and other materials connected with his activity for the Company or relating to affairs of the Company. The Management Board Member is not entitled to exercise a right of retention to such articles.

2.	The Management Board Member’s duty to surrender also extends to other articles belonging to the Company, such as keys and supplies.

§ 15

Concluding Provisions

1.	Contractual amendments or additions must be in writing and require the approval of the Supervisory Board; this also applies to the preceding subsentence.

2.	Should individual provisions of this Agreement be or become void, the validity of the remaining provisions herein shall not be affected. The void provision shall be replaced by a provision that comes as close as possible to the economic purpose aspired to. The same applies to any gaps in this Agreement.

3.	This Service Agreement is governed by the laws of Germany. The exclusive venue, insofar as it is permissible, is Munich (Regional Court I).

Planegg/Martinsried, March 1, 2007

/s/ Prof. Dr. Jürgen Drews	/s/ Dr. Mirko Scherer
Prof. Dr. Jürgen Drews Chairman of the Supervisory Board GPC Biotech AG	Dr. Mirko Scherer